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                 July 28, 2020

       Richard Russell
       Chief Financial Officer
       LM Funding America, Inc.
       1200 West Platt Street, Suite 1000
       Tampa, FL 33606

                                                        Re: LM Funding America,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 22, 2020
                                                            File No. 333-240015

       Dear Mr. Russell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance